December 1, 2006

Via Federal Express & Edgar

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	SRKP 7, Inc.
Form SB-2
File No. 333-137208
Filed on September 8, 2006

Dear Mr. Mancuso:

This is in response to your comment letter dated October 4, 2006.

Prospectus cover

1.
Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501 (a)(9)(iv). We will not object if you also disclose that the selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulletin Board. Please also modify your “Plan of Distribution” disclosure accordingly.

Company Response

We have made the suggested changes on the Prospectus cover and Plan of Distribution.

Prospectus Forepart

2.
Please avoid reliance on defined terms like those in parentheses and quotation marks. If the terms are clear from context, the definitions arc unnecessary. If they are not clear, please revise for clarity.

Company Response

We have made the appropriate changes throughout the Registration Statement.

Russell Mancuso
December 1, 2006

Prospectus Summary, page 1

3.
The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

Company Response

We have deleted the reference.

Private Placement, page 2

4.	With a view toward clarified disclosure, please tell us why you issued the placement agent two separate warrants with apparently the same terms.

Company Response

Since the warrants were identical, we have clarified the disclosure. For internal purposes, the placement agent requested two separate warrants.

Risk Factors, page 5

5.
Please add a separate risk factor to highlight the going concern language in your auditor’s report. Disclose the reason for the language and its material effects, including its effect on your access to capital at market rates.

Company Response

We have added the risk factor as requested.

We depend on certain key scientific personnel . . . . page 8

6.	Revise to quantify the amount of time that Dr. Kovach devotes to your business.

Company Response

We have indicated that Dr. Kovach generally devotes a minimum of twenty hours a week to the Company.

Russell Mancuso
December 1, 2006

7.
In a separate risk factor, address the risks associated with the fact that these key personnel are involved in other business activities and may face a conflict in selecting between their other business interests and you, as discussed on page 40.

Company Response

We have added a risk factor as requested.

We expect to rely heavily on third parties for the conduct of clinical trials . . . . page 8

8.	Revise to clarify what steps you will need to achieve before you begin conducting preclinical studies and clinical trials in humans.

Company Response

We have indicated the steps required.

If our products were derived from tissue or other samples from a patient . . . . page 13

9.
In an appropriate section of your document, please disclose when the negotiations in the second sentence began. Also disclose the status of the negotiations and the principal hurdles that remain before an agreement can be reached.

Company Response

The agreement with the University has been completed and will be executed in December 2006.

10.	Revise to clarify whose obligation it will be to obtain the necessary consents. Also clarify why the consents might not be enforceable.

Company Response

We have made the appropriate clarifications.

11.	Please clarify why there is a material risk of willful misconduct. Does your supplier have a history of such conduct?

Company Response

There is no such risk, and we have eliminated the reference.

Russell Mancuso
December 1, 2006

If we fail to maintain effective internal controls, page 17

12.	We note the disclosure in the first sentence that you “may” have weaknesses. Please disclose the reasons for the doubt.

Company Response

There is no such weakness and we have eliminated the risk factor.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act . . . page 17

13.
We note your belief that the compliance dates for you will first apply to your annual report for fiscal 2008. Your disclosure on page F-11, however, indicates that you will be required to comply with these requirements with your year ending December 31, 2007. Please revise as appropriate to reconcile.

Company Response

We have made the changes so as to be consistent.

Forward-Looking Statements, page 19

14.	Please note that Section 27A of the Securities Act of 1933, and Section 21E of the Exchange Act of 1934, do not apply to issuers of penny stock. Please remove the references to these sections.

Company Response

We have deleted the reference to the two sections.

Management’s Discussion and Analysis, page 24

Critical Accounting Policies - Stock-Based Compensation, page 25

15.
We note in the last sentence of this section that you did not have any stock options or warrants issued or outstanding at December 31, 2005. This discussion should be expanded to include the stock options granted on June 30, 2006 as disclosed in Note 3 on page F-l3 of the interim financial statements and the impact of SFAS 123(R) on these issuances.

Russell Mancuso
December 1, 2006

Company Response

We have revised the disclosure in critical accounting policies with respect to stock-based compensation to expand it to include the stock options granted on June 30, 2006 and the impact of SFAS 123(R) on these issuances.

Results of Operations, page 26

16.	Since Lixte has not generated revenue during the periods presented, discussion of your plan of operation should be provided. Please revise the filing to comply with Item 303(a) of Regulation S-B.

Company Response

We have revised the disclosure to reflect a Plan of Operation.

Going Concern, page 26

17.
Please discuss your disclosed need for $2.3 million. We note your reference to a wet lab on page 6. It is unclear why this wet lab is necessary in the short term given your current operations. Also, will you need additional property or employees to operate the lab? Are these costs included in the $2.3 million estimate?

Company Response

We have made the disclosure as to the need for the $2.3 million.

Our Company, page 28

18.	Please state the date of your incorporation. If you were organized in connection with affiliated companies, please describe those affiliations. Also, describe any change in control.

Company Response

We have added the date of incorporation and the organization of the affiliated companies and a description of the change of control.

Russell Mancuso
December 1, 2006

Intellectual Property, page 29

19.	Please disclose when the negotiations mentioned in the third sentence began. Also disclose:

•	the status of the negotiations;

•	the principal hurdles that remain before an agreement can be reached; and

•	the scope of your rights to the intellectual property if no agreement can be reached.

Company Response

The Agreement will be executed in December 2006 and the Company does not believe that the Agreement will not be executed.

20.	With a view toward disclosure, please tell us how Dr. Kovach was involved in developing the intellectual property to the extent that he is co-owner.

Company Response

We have described his involvement.

Access to Clinical Materials, page 29

21.	Please expand your disclosure that “permission has been obtained” to identify the entity who granted permission and the scope of such permission.

Company Response

We have expanded the disclosure.

22.
We note your disclosure that you are negotiating an agreement to receive tissue and blood samples from the Institute of Pathology in Germany. Please revise to address how you currently obtain such samples.

Company Response

We have made the revisions.

Russell Mancuso
December 1, 2006

Research and Development, page 31

Tissue Acquisition, page 31

23.	Expand your disclosure to clarify your obligations and potential liability, if any, under the regulatory requirements of the Office of Protection of Research Subjects in the United States.

Company Response

We have expanded our disclosure.

Product Development, page 33

24.	Please expand your disclosure to state at what stage your business activities will become subject to FDA regulation.

Company Response

We have made the revisions.

Competition, page 33

25.	Please clarify whether any competitors have developed or are investigating biomarkers for the same cancer that you are studying.

Company Response

We have made the clarifications.

Properties, page 33

26.	Please clarify the nature of your facility. Is this a leased office devoted solely to your business in a commercial office building with multiple unrelated tenants?

Company Response

We have made the clarifications.

Russell Mancuso
December 1, 2006

Government Regulation, page 34

27.	Please clarify how each cited regulation affects your business. Also clarify whether you are in compliance.

Company Response

We have substantially changed the disclosure to reflect the regulatory scheme as it specifically applies to our business.

Management, page 35

28.
We note the statement on page 37 that your director, Dr. Philip Palmedo, has served as a consultant to the government of Sudan. Please advise us of the nature and extent of the consultancy. Tell us whether Dr. Palmedo has served as a consultant to the government of Sudan during the period he has served as your director, and whether he continues to serve as a consultant to the government of Sudan. Please also describe your past, current and anticipated contacts with Sudan, if any, whether through subsidiaries, affiliates or other direct or indirect arrangements. We may have further comment.

Company Response

Dr. Palmedo’s work for the Government of Sudan occurred in 1980. The vehicle was a contract between US AID and his firm, then called Energy/Development International, was retained to scope out a study of energy policy options for the country. It involved a short visit to Khartoum and preparation of a report. As he recalls, the project took less than six months. He has had no contact with Sudan since that time. The firm, of which Dr. Palmedo is the non-executive Chairman of the Board, is now called International Resources Group and information can be found at www.irgltd.com

29.	Please clarify when Dr. Palmedo joined the board.

Company Response

We have so indicated - June 30, 2006.

Russell Mancuso
December 1, 2006

Scientific Advisory Committee, page 37

30.	Please describe the role of the committee. For example, how often does the committee meet? On what matters have they deliberated and advised you? When did each member join the committee?

Company Response

We have expanded the discussion relating to the Committee.

31.
If the committee members serve a management role, please provide full disclosure regarding their background. See, for example, Regulation S-B Item 401(b). If the committee does not serve in a management role, please tell us why you have identified the committee in the management section of your prospectus.

Company Response

The committee does not serve any management function.

Executive Compensation, page 38

32.
Please provide disclosure for each person who served as your CEO or acted in a similar capacity during the last completed fiscal year. See Regulation S-B Item 402 (a)(2)(i). Also, include a row for each such person in your table disclosing beneficial ownership of your stock.

Company Response

We have done so.

Director Compensation, page 39

33.	Please revise to disclose when your directors and members of the Scientific Advisory Committee will receive the options.

Company Response

We have so disclosed.

Russell Mancuso
December 1, 2006

Certain Relationships and Related Party Transactions, page 40

34.	We note your disclosure that most office services are provided by the president. Revise to disclose the name of the individual who serves in this capacity.

Company Response

We have indicated that the individual is Dr. Kovach.

35.
Tell us why you have not provided disclosure under Item 404(a) of Regulation SB for the commission and fee paid to WestPark Capital, Inc. for its services as placement agent in connection with your recent private placements. We note that at the time of the transaction, it appears your president, Mr. Rappaport, was also CEO of WestPark Capital.

Company Response

We have disclosed the information pertaining to WestPark Capital, Inc.

36.	Please tell us why you have not described in this section the stockholder advances mentioned on pages 27 and F-2.

Company Response

We have added the disclosure.

37.	Please provide the disclosure required by Item 404(d) of Regulation S-B.

Company Response

We have provided the disclosure.

Description of Securities, page 40

38.	Please disclose when you split your securities as mentioned at the bottom of page 2. Also, tell us when shareholders approved the split.

Company Response

We have added the disclosure.

Russell Mancuso
December 1, 2006

39.	Please quantify the amounts required by Regulation S-B Item 201 (a)(2).

Company Response

We have made the disclosure.

Selling Stockholders, page 41

40.	Please revise the selling stockholder table to identify the individuals who beneficially own the shares held by the entities named in the table.

Company Response

We have made the revisions.

41.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Company Response

To our knowledge, none of the selling shareholders are broker-dealers or their affiliates.

42.	Please disclose when each selling shareholder acquired the offered shares and the consideration paid for those shares.

Company Response

We have made the disclosures.

Financial Statements, page F-1

43.	Please update your financial statements, as necessary, to comply with Item 310(g) of Regulation S-B.

Company Response

We have updated the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B.

44.	Please tell us your basis for incorporating by reference the information from your Form 8-K as disclosed on page F-7.

Russell Mancuso
December 1, 2006

Company Response

SRKP 7, Inc., a Delaware public shell company, completed a reverse merger transaction with Lixte Biotechnology, Inc., a privately-held Delaware corporation (“Lixte”), effective June 30, 2006, whereby Lixte became a wholly-owned subsidiary of SRKP 7, Inc. Lixte was considered the accounting acquirer in the transaction. Accordingly, commencing June 30, 2006, the historical financial statements of SRKP 7, Inc. consist of the financial statements of Lixte and exclude the historical financial results of SRKP 7, Inc. prior to that date. SRKP 7, Inc. was incorporated on May 24, 2005 and was a development stage company with nominal assets and operations through June 30, 2006. The historical audited financial statements of Lixte were initially included in the Current Report on Form 8-K filed on July 7, 2006. As such, in order to refer the reader to the most recent audited financial statements (as well as the most recent 2006 interim financial statements) of Lixte, the accounting acquirer, we incorporated by reference the information from this Current Report on Form 8-K, since that is where such financial statements had been previously filed with the SEC.

Interim Financial Statements for the period ended June 30, 2006

Condensed Consolidated Balance Sheet, page F-2

45.
There is no distinction made herein of which liability items are current or non-current. Based on the disclosure in MD&A about the amount of working capital at June 30, 2006, it appears that the research and development contract liability represents a current liability at that date. Please revise your balance sheet to classify liabilities as either current or long-term.

Company Response

All liabilities at June 30, 2006 (as well as at September 30, 2006) were current liabilities. We have clarified the balance sheet presentation to make it clear that all liabilities are current liabilities.

Condensed Consolidated Statement of Stockholders’ Equity (Deficiency), page F-4

46.
We note that the 4,005,177 shares issued in connection with the reverse merger transaction represent those held by the Company’s stockholders immediately prior to the share exchange and the value assigned to these shares ($62,500) was based on the cash acquired in the transaction. According to Form 10-QSB for the quarter ended March 31, 2006, the Company only had $3,000 in cash and negative working capital of approximately $10,000. Please provide us with a summary calculation of how the amount of cash acquired on June 30, 2006 was determined and tell us from what source it was derived. Also, tell us why you believe your accounting entry for the reverse merger was appropriate and compliant with GAAP. Finally, revise the filing as necessary based on our comment.

Russell Mancuso
December 1, 2006

Company Response

SRKP 7, Inc. had approximately $3,000 of cash on March 31, 2006 (see Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006, filed on May 15, 2006). On May 17, 2006, SRKP 7, Inc. sold 905,000 shares of its common stock to TMC Ulster Holdings, Inc. in a private placement for $100,000 in cash (see Current Report on Form 8-K filed on June 8, 2006). During the three months ended June 30, 2006, prior to the reverse merger transaction with Lixte Biotechnology, Inc. effective June 30, 2006, SRKP 7, Inc. disbursed approximately $40,500 as payment of all corporate obligations, resulting in a cash balance of approximately $62,500 in SRKP 7, Inc. immediately prior to the reverse merger transaction. A schedule showing the account balances as of March 31, 2006 rolled forward to the account balances as of June 30, 2006 is attached hereto as Exhibit _.

We are advised that the Staff considers reverse acquisitions with non-operating public shells to be capital transactions in substance, rather than business combinations. This type of transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization (Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance - March 31, 2001 - Topic 1.F.).

The reverse merger transaction between SRKP 7, Inc. and Lixte Biotechnology, Inc. was, in substance, a capital transaction, wherein Lixte acquired control of a public shell company with $62,500 of cash and no other assets, liabilities or operations, in exchange for approximately 4,000,000 shares of common stock held by the shareholders of the former public shell (representing approximately 16% of the issued and outstanding shares of common stock of SRKP 7, Inc. at the closing), who continued only as passive investors. As a result of the reverse merger transaction, SRKP 7, Inc. is now controlled by the former sole stockholder of Lixte Biotechnology, Inc.

Accordingly, for the reasons noted above, we believe our accounting entry for the reverse merger was appropriate and compliant with GAAP.

Russell Mancuso
December 1, 2006

Note 3. Share Exchange Agreement and Private Placement, page F-11

Private Placement, page F-12

47.
Please disclose the terms of any registration rights agreements. We note that there was no financial penalty associated with these registration rights. Please tell us the accounting implications of the rights. Your response should address how EITF 05-04 impacts your conclusions.

Company Response

In conjunction with the private placement of the Company’s common stock, the Company issued five-year warrants to WestPark Capital, Inc. for placement agent services, exercisable at the per share price of the common stock sold in the private placement. The warrants are exercisable into a fixed number of shares with only standard anti-dilution rights. However, the warrants contain cashless exercise provisions and demand registration rights. Although the warrant holders have demand registration rights, the failure to register the shares after the Company’s best commercial efforts will not result in any cash or other economic damages to the Company. Accordingly, the Company does not believe that the demand registration rights result in the warrants becoming a derivative liability. In reaching its conclusion, the Company considered the impacts of paragraphs 11a and 12c of FAS 133 and the discussions included in EITF No. 00-19 (principally paragraph 4).

Paragraph 1 of EITF No. 05-04 refers to a “… registration rights agreement that includes a liquidated damages clause.” Paragraph 4 of EITF No. 05-04 summarizes this issue as follows: “The issue is how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of Issue [EITF No.] 00-19.” Since the Company has no liquidated damages clause in its registration rights commitments with WestPark Capital, Inc., the Company does not believe that EITF No. 05-04 has any impact on its conclusions. The Company believes that the appropriate accounting for any such damages should be recorded as incurred and should not itself be considered as a derivative.

Note 4. Related Party Transactions, page F-13

48.	Please disclose the terms and conditions of the non-interest bearing advances made by Lixte’s founding stockholder.

Russell Mancuso
December 1, 2006

Company Response

The advances made by Lixte’s founding stockholder are non-interest bearing and are due on demand. We have clarified the disclosure with respect to these terms in the notes to the condensed consolidated interim financial statements.

Note 6. Commitments and Contingencies, page F-14

49.
We note that on March 22, 2006 you entered into a contract (CRADA) with the U.S. Department of Health and Human Services whereupon you agreed to provide funds totaling $400,000 over a two-year term. We further note that this was recorded as a liability with the related amount of such contract recorded as “deferred research and development costs” (i.e., an asset). Please tell us why you believe you have correctly accounted for this agreement. Also, tell us how the latter satisfies the definition of an asset as described in paragraph 25 of CON6 and why you believe it was appropriate to record it as a fixed asset. Reference your response to the guidance in CON6 or other applicable authoritative accounting literature. Also, please include a copy of the agreement as an exhibit to the filing.

Company Response

The Company has considered the Staff’s comments and has reviewed CON6, and in particular, paragraph 25, which states that “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

At June 30, 2006, the Company initially recorded the total amount of the contractual liability of $400,000 as a current liability, since it was all due and payable within 12 months of June 30, 2006. The related debit amount of such contract was initially recorded as an intangible asset (not a fixed asset) captioned “deferred research and development costs” and was being amortized ratably over the life of the contract.

The contract was effective March 22, 2006, and the first installment of $200,000 was due and payable within 180 days of such date, with the second installment due and payable within 30 days of March 22, 2007. Through June 30, 2006, the Company made a payment of $3,000 related to such obligation, and during the three months ended September 30, 2006, the Company made a further payment of $197,000 related to such obligation, for total payments aggregating $200,000 through September 30, 2006.

Russell Mancuso
December 1, 2006

As a result of such re-evaluation, at September 30, 2006, the Company decided to reclassify contractual commitments not yet due until 2007 of $200,000 against the related asset.  Accordingly, the balance sheet at September 30, 2006 reflects only amounts committed and currently due and payable.  Such reclassification did not have any effect on net stockholders' equity, results of operations or cash flows.

We have filed the agreement as an exhibit to the registration statement being filed herewith.

Recent Sales of Unregistered Securities, page II-2

50.	Please provide the disclosure required by Regulation S-B Item 701 for all securities sold during the past three years without registration under the Securities Act.

Company Response

We have added the disclosure.

51.	Please disclose the facts relied upon to make the cited exemption from registration available.

Company Response

We have added the disclosure.

Item 28. Undertakings, page II-4

52.	Please include the undertakings required by item 512(a)(4) and 512(g) of Regulation S-B. Refer to Rule 424(b)(3) and Rule 430C(d).

Company Response

We have added the undertakings.

Item 27. Exhibits

53.	Please tell us why you have not filed the Cooperative Research and Development Agreement as an exhibit.

Russell Mancuso
December 1, 2006

Company Response

We are herewith filing the Agreement.

Exhibit 23.2

54.	Please provide an updated consent from your independent accountant in any amendment.

Company Response

We have filed the updated consent.

Signatures

55.
Please indicate below the second paragraph required on the Signatures page who is signing the document in the capacity of principal financial officer and controller or principal accounting officer. See “Instructions for signatures” at the end of Form SB-2.

Company Response

We have indicated that Dr. Kovach is the principal financial officer.

Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,

/s/ David L. Ficksman
David L. Ficksman
of
Troy & Gould

Exhibit A
SRKP 7, Inc. - Rollforward of Balances from 03/31/06 to 06/30/06
							Deficit
							Accumulated
				Due	Common	Additional	During
			Accounts	To	Stock	Paid-in	Development	Total
		Cash	Payable	Stockholders	($0.001 par)	Capital	Stage	DR(CR)

Balances per 03/31/06 Form 10-QSB		$3,035	$(400)	$(12,500)	$(270)	$(24,730)	$34,865	$-

Activity:
04/01/06 to 05/11/06	Professional fees paid	$(1,400)	$400				$1,000	$-
	Other expenses paid	$(427)					$427	$-

5/17/2006	Proceeds from sale of common stock	$100,000			$(91)	$(99,910)		$-
(see Form 8-K of SRKP 7, Inc. dated May 17, 2006)								$-
								$-

05/30/06 to 06/26/06	Professional fees paid	$(4,687)					$4,687	$-
	Other expenses paid	$(713)					$713	$-

6/30/2006	Shareholder advances repaid	$(12,500)		$12,500				$-
	Professional fees paid	$(19,859)					$19,859	$-

Balances before reverse merger transfer to Lixte		$63,449	$-	$-	$(361)	$(124,640)	$61,551	$-
6/30/2006	Transfer to Lixte	$(62,500)
Balance after reverse merger transfer to Lixte		$949
(subsequently disbursed in payment of filing fees & bank charges)